UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Chegg, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
163092109
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163092109	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 5,430,094
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 5,430,094
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,430,094
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 163092109	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Cayman) VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 1,705,423
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 1,705,423
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,705,423
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON* PN
 *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 163092109	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VI (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 315,550
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 315,550
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 163092109	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,451,067
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,451,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,451,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 163092109	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,451,067
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,451,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,451,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Chegg, Inc. (the “Issuer”), to amend the Schedule 13G filed on February 14, 2014 (as amended by this Amendment and Amendment No. 1 to Schedule 13G filed on February 4, 2015, the “Schedule 13G”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4:  Ownership:
Item 4 is hereby amended and restated as follows:
This Amendment No. 2 to Schedule 13G is being filed by Insight Venture Partners VI, L.P., a Delaware limited partnership (hereinafter referred to as “IVP VI”), Insight Venture Partners (Cayman) VI, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as “IVP Cayman VI”), and Insight Venture Partners VI (Co-Investors), L.P., a Delaware limited partnership (hereinafter referred to as “IVP VI Co-Investors”, and together with IVP VI and IVP Cayman VI, the “Insight VI Funds”), Insight Venture Associates VI, L.P., a Delaware limited partnership (hereinafter referred to as “Associates VI”) and Insight Holdings Group, LLC, a Delaware limited liability company (hereinafter referred to as “Holdings”, and, together with Associates VI and the Insight VI Funds, the “Reporting Persons”). Associates VI is the general partner of each of the Insight VI Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight VI Funds.   Holdings is the general partner of Associates VI, and as such may be deemed to be the beneficial owner of all shares held by the Insight VI Funds.  As a result, the beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 2 to Schedule 13G, is as follows:

Insight Venture Partners VI, L.P.
(a) Amount beneficially owned: 5,430,094
(b) Percent of class: 6.2%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 5,430,094
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 5,430,094
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Cayman) VI, L.P.
(a) Amount beneficially owned: 1,705,423
(b) Percent of class: 1.9%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 1,705,423
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 1,705,423
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners VI (Co-Investors), L.P.
(a) Amount beneficially owned: 315,550
(b) Percent of class: 0.4%.*
(c) Number of shares as to which such person has:

(i)            Sole power to vote or direct the vote: 315,550
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 315,550
(iv)            Shared power to dispose or direct the disposition: 0
Insight Venture Associates VI, L.P.
(a) Amount beneficially owned: 7,451,067
(b) Percent of class: 8.5%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 7,451,067
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 7,451,067

Insight Holdings Group, LLC
(a) Amount beneficially owned: 7,451,067
(b) Percent of class: 8.5%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 7,451,067
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 7,451,067

* The percentages used in this Schedule 13G, including the cover pages hereto, are calculated based upon the 88,085,295 shares of Common Stock issued and outstanding as of November 30, 2015, as reported in the Company’s report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission on December 21, 2015.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE PARTNERS VI, L.P.

By: Insight Venture Associates VI, L.P., its general partner
By: Insight Holdings Group, LLC, its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS (CAYMAN) VI, L.P.

By: Insight Venture Associates VI, L.P., its general partner
By: Insight Holdings Group, LLC, its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS VI (CO-INVESTORS), L.P.

By: Insight Venture Associates VI, L.P., its general partner
By: Insight Holdings Group, LLC, its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES VI, L.P.

By: Insight Holdings Group, LLC, its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer